UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 6, 2019, Naked Brand Group Limited (the “Company”) appointed David Adams as the Company’s Interim Chief Financial Officer. Mr. Adams will succeed David Anderson. Mr. Anderson has been appointed as the Company’s Vice President of Operations and Strategy to more actively lead the Company’s global operational transformation as part of its strategic new direction initiative. Mr. Adams’ appointment is to allow Mr. Anderson to focus on the Company’s strategy.

Mr. Adams, 54 years old, is an experienced financial executive who joins the Company having acted in finance leadership roles across several firms, including Vodafone NZ, United Biscuits, the publicly traded SKYCITY Entertainment Group, Fonterra and L’Oréal NZ. Prior to joining the Company, from 2017 to 2019, Mr. Adams served as Interim Group Financial Controller/Chief Financial Officer of Magic Memories, a tourist attraction photography business based in New Zealand. In a prior stint with Magic Memories in 2015, he also worked as the Interim Group Financial Controller. In 2016, Mr. Adams was Commercial Manager and Financial Planning & Analysis Manager at Vodafone NZ. In 2015, after his first stint at Magic Memories, he served as a Finance Business Partner at Health Alliance in Auckland, New Zealand. From 2008 to 2014, he held various roles at United Biscuits Group, a United Kingdom market leader in biscuits and snacks, including acting as Northern Europe Financial Planning & Analysis Manager based in France, and as UK Finance Projects Manager. In 2008, he was Auckland Finance Director at SKYCITY Entertainment Group. Mr. Adams has a Bachelor of Commerce Degree from the University of Auckland and is a member of the Institute of Chartered Accountants, New Zealand.

In connection with his appointment, Mr. Adams entered into an employment agreement with Bendon Limited (“Bendon”), the Company’s wholly-owned operating subsidiary. Under the employment agreement, Mr. Adams will receive a salary at an annual rate of NZ$200,000. The term of his employment ends on December 31, 2019, unless earlier terminated by mutual agreement or upon four weeks’ notice by either party. Bendon also may summarily dismiss Mr. Adams for any serious misconduct. The employment agreement contains provisions protecting the confidentiality of the Company’s information and assigning all intellectual property rights to the Company. The employment agreement also contains provisions restricting Mr. Adam’s ability to solicit or attempt to entice away certain employees of the Company or its subsidiaries, during his employment and for a period of six months thereafter.

This Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757 and 333-232229) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 10, 2019

NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman